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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)*

                          EASYLINK SERVICES CORPORATION
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   27784T 20 0
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            Tel. No.: (212) 858-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 1, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

CUSIP NO. 27784T 20 0

      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               THE CLARK ESTATES, INC.
               13-5524538
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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]
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      3  SEC USE ONLY

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      4  SOURCE OF FUNDS
               OO
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      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      -------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
               NEW YORK
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                                    7  SOLE VOTING POWER
    NUMBER OF                                 1,590,943* (SEE ITEM 5.)
                                    -------------------------------------------
      SHARES
   BENEFICIALLY                     8  SHARED VOTING POWER
                                              0
     OWNED BY                       -------------------------------------------
  EACH REPORTING                    9  SOLE DISPOSITIVE POWER
                                              1,590,943* (SEE ITEM 5.)
   PERSON WITH                     ---------------------------------------------
                                   10  SHARED DISPOSITIVE POWER
                                              0

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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,590,943* (SEE ITEM 5.)

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     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

     --------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.7%* (SEE ITEM 5.)
     --------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON
               CO

     --------------------------------------------------------------------------

----------------

* All share numbers give effect to the one-for-ten reverse stock split of the Issuer's Class A and Class B Common Stock effective on January 23, 2002 as reported in the Issuer's Current Report on Form 8-K dated January 22, 2002. Excludes shares to be issued in payment of interest on the Notes (as defined in the initial filing on Schedule 13D) but includes shares issuable upon conversion of the Notes. (See Item 3 herein and Item 3 of the initial filing on Schedule 13D.)

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                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 2 to Schedule 13D by the Reporting Person on December 10, 2001. The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original
Schedule 13D or said Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.


         On March 20, 2001, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer pursuant to a Common Stock Purchase Agreement (the "March 2001 Common Stock Purchase Agreement") three hundred thousand (300,000)(1) shares of Class A Common Stock for the purchase price of $10.00 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 below). Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners.

         Pursuant to the terms of the March 2001 Common Stock Purchase Agreement, an additional number of shares of Class A Common Stock were to be issued to Federal Partners (the

---------------

(1) All share numbers give effect to the one-for-ten reverse stock split of the Issuer's Class A and Class B Common Stock effective on January 23, 2002 as reported in the Issuer's Current Report on Form 8-K dated January 22, 2002 (the "Form 8-K").

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"March Adjustment Shares") such that Federal Partners' effective purchase price per share of the shares purchased in March, 2001 and the March Adjustment Shares would equal $7.50 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 above) if the following conditions both occurred: (i) the closing price of the Class A Common Stock on the principal securities exchange on which the Class A Common Stock was then traded had not been at or above $100 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 above) for at least five consecutive trading days during 2001 and (ii) a registration statement covering the shares of Class A Common Stock issuable upon conversion of the Issuer's senior convertible notes issued pursuant to the Note Exchange Agreement dated as of January 31, 2001 was declared effective by the Securities and Exchange Commission (the "March Specified Conditions"). As the March Specified Conditions both occurred, in January 2002, Federal Partners was issued an additional 100,000 shares of Class A Common Stock. (See Item 3 of Amendment No. 1 to the initial filing on Schedule
13D).

         On November 27, 2001, Federal Partners purchased from the Issuer pursuant to a Common Stock Purchase Agreement (the "November 2001 Common Stock Purchase Agreement") 250,368 shares of Class A Common Stock for the purchase price of $6.79 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 above). Pursuant to the terms of the November 2001 Common Stock Purchase Agreement, an additional number of shares were to be issued to Federal Partners (the "November Adjustment Shares") within five days after December 31, 2001, such that Federal Partners' effective purchase price per share of the shares purchased in November, 2001 and the November Adjustment Shares would equal $4.00 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 above) if the average of the closing prices of the Class A Common Stock on the principal

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securities exchange on which the Class A Common Stock was then traded was less than $16.00 per share (as adjusted to reflect the one-for-ten reverse stock split described in footnote 1 above) for the ten consecutive trading days immediately prior to January 1, 2002 (the "November Specified Condition"). As the November Specified Condition occurred, Federal Partners was issued 174,632 shares of Class A Common Stock in January 2002. (See Item 3 in Amendment No. 2 to the initial filing on Schedule 13D).

         Until July 2002, one-half of each interest payment on the Issuer's 10% Senior Convertible Notes due January 8, 2006 (the "Notes") is payable in shares of Class A Common Stock having a deemed value equal to the then applicable conversion price for the Notes and thereafter one-half of each interest payment on the Notes is so payable at the option of the Issuer. On January 15, 2002, 12,500 shares were so paid to Federal Partners. (See Item 3 in the initial filing on Schedule 13D).

Item 4. Purpose of Transaction.

         The purpose of the acquisition of Issuer's shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Class A Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Class A Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer.

           (a) The 1,590,943 shares of Class A Common Stock, including the 500,000 shares issuable upon conversion of the Notes but excluding shares to be issued in payment of interest on

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the Notes, held by the accounts referred to in Item 3 above and the initial filing on Schedule 13D, constitute approximately 9.7% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Issuer (based upon an aggregate of 14,850,000 outstanding shares of the Class A Common Stock and 1,000,000 outstanding shares of Class B Common Stock (which are convertible into 1,000,000 shares of Class A Common Stock) as of January 22, 2002, as reported in the Form 8-K, and after giving effect to conversion of the Notes at the initial conversion price).

         Executive officers and directors of the Reporting Person own in the aggregate 2,995 shares of Class A Common Stock of the Issuer which constitute less than 0.1% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Issuer (based upon an aggregate of 14,850,000 outstanding shares of the Class A Common Stock and 1,000,000 outstanding shares of Class B Common Stock (which are convertible into 1,000,000 shares of Class A Common Stock) as of January 22, 2002, as reported in the Form 8-K). The Reporting Person disclaims beneficial ownership of these shares.

         (b) The Reporting Person and each of the executive officers and directors referred to above has the sole power to vote or to direct the vote and to dispose of or direct the disposition of their respective shares of the Class A Common Stock.

         (c) Except as described in Item 3 above, neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Class A Common Stock during the past sixty days.

         (d) Each of the accounts referred to in Item 3 above and each of the executive officers and directors referred to above has the right to receive or the power to direct the receipt of

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dividends from, or the proceeds from the sale of, their respective shares of the
Class A Common Stock.

         (e) Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002


                                              THE CLARK ESTATES, INC.


                                              By:  /s/ Kevin S. Moore
                                                  -----------------------------
                                                     Name:     Kevin S. Moore
                                                     Title:    President

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